Pricing Notification
CREDIT SUISSE GROUP AG
U.S. $2,500,000,000 6.25 per cent. Tier 1 Capital Notes

PRICING NOTIFICATION
11 June 2014

The information in this Pricing Notification supplements the Issuer’s preliminary information memorandum dated 10 June 2014 (the “Preliminary Information Memorandum”) and supersedes the information therein to the extent that there are any inconsistencies.

Terms not otherwise defined herein shall have the meaning given to them in the Preliminary Information Memorandum.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and, subject to certain exceptions, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act (“Regulation S”)). The Notes are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S and within the United States to “qualified institutional buyers” (“QIBs”) (as defined in Rule 144A under the Securities Act (“Rule 144A”)) in reliance on Rule 144A or another available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the Notes and the distribution of the Preliminary Information Memorandum and this document, see “Transfer Restrictions and Selling Restrictions” in the Preliminary Information Memorandum.

The distribution of this Pricing Notification, the Preliminary Information Memorandum and other information in connection with the listing and offer in certain jurisdictions may be restricted by law and therefore persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions could result in a violation of the laws of such jurisdiction. This Pricing Notification may only be distributed in the United States to persons reasonably believed to be QIBs.

This Pricing Notification is being distributed to and is only directed at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (c) high net worth companies, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. No other person should rely on this document or any of its contents.

This Pricing Notification is an advertisement and is not a prospectus for the purposes of Directive 2003/71/EC (such directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”). Investors should not subscribe for any Notes referred to in this document except on the basis of information contained in this Pricing Notification and the Preliminary Information Memorandum.

Issuer: Expected Ratings:	Credit Suisse Group AG Fitch: BB+ Standard & Poor’s: BB
Issue Size:	U.S.$2,500,000,000
Trade Date:	11 June 2014
Issue Date:	18 June 2014
Maturity Date:	The Notes are perpetual securities and have no fixed or final redemption date unless previously redeemed, purchased and cancelled or written-down and cancelled
Optional Redemption Date:	18 December 2024 at par, and every 5 years thereafter
Reset Dates:	18 December 2024 and every 5 years thereafter
Coupon:
The Notes will bear interest at an initial rate of 6.25 per cent. per annum from (and including) the Issue Date to (but excluding) the First Optional Redemption Date, and thereafter at the applicable Reset Interest Rate, based on the Mid Market Swap Rate plus 3.455 per cent. payable semi-annually in arrears on 18 June and 18 December in each year

Issue Price:	100%
Day count fraction:	30/360
Redemption Provisions:	At their principal amount plus accrued but unpaid interest thereon on the First Optional Redemption Date or on any Reset Date thereafter
Tax Event Redemption:	At their principal amount plus accrued but unpaid interest thereon
Capital Event Redemption:
(i) at their principal amount plus accrued but unpaid interest thereon, if the event described in paragraph (a) of the definition of Capital Event occurs; or
(ii) at the Capital Event (b) Redemption Amount (being 103% per cent. of their principal amount) plus accrued but unpaid interest thereon, if the event described in paragraph (b) of the definition of Capital Event occurs

Interest Payment Dates:	18 June and 18 December in each year beginning on 18 December 2014, subject to provisions on redemption, purchase and cancellation or write-down and cancellation
Distribution:	Rule 144A / Regulation S
Expected Listing:	SIX Swiss Exchange
Governing Law:	Swiss Law
Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof
Form of Notes:	Registered
ISIN / CUSIP:	Regulation S: ISIN: XS1076957700 CUSIP: H3698D AL8 Rule 144A: ISIN: US225436AA21 CUSIP: 225436 AA2
Registrar:	Citigroup Global Markets Deutschland AG
Sole Book-Running Manager:	Credit Suisse Securities (Europe) Limited
Joint Lead Managers:
Banca IMI S.p.A., Banco Bilbao Vizcaya Argentaria S.A., Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc., ING Financial Markets LLC, RBC Capital Markets, LLC, Santander Investments Securities Inc., UniCredit Bank AG and Wells Fargo Securities, LLC

Co-Managers
Australia and New Zealand Banking Group Limited, Banco Bradesco BBI S.A., Banco Comercial Portugues, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Capital Inc., BB Securities Limited, BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, Capital One Securities, Inc., Citigroup Global Markets Limited, Commerz Markets LLC, Commonwealth Bank of Australia, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Danske Bank A/S, DBS Bank Ltd., Fifth Third Securities, Inc., Lloyds Bank PLC, Morgan Stanley & Co. LLC, nabSecurities, LLC, Natixis Securities Americas LLC, Skandinaviska Enskilda Banken AB (publ.), Standard Chartered Bank, SunTrust Robinson Humphrey, Inc., Swedbank AB (publ), TD Securities (USA) LLC, United Overseas Bank Limited and U.S. Bancorp Investments, Inc.